UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DORIAN LPG LTD.

(Name of Issuer)

Common Shares, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. Y2106R110	13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,000,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 58,057,493 Common Shares outstanding as of August 27, 2015, which is based on information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the “Q2 2015 10-Q”).

Cusip No. Y2106R110	13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Cusip No. Y2106R110	13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,000,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)*
14.	TYPE OF REPORTING PERSON (see instructions) CO

* The calculation assumes that there are a total of 58,057,493 Common Shares outstanding as of August 27, 2015, which is based on information provided by the Issuer in the Q2 2015 10-Q.

Cusip No. Y2106R110	13D	Page 5 of 11

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000 (See Item 5)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,000,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (See Item 5)*
14.	TYPE OF REPORTING PERSON (see instructions) OO
* The calculation assumes that there are a total of 58,057,493 Common Shares outstanding as of August 27, 2015, which is based on information provided by the Issuer in the Q2 2015 10-Q.

Cusip No. Y2106R110	13D	Page 6 of 11

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015 (the “Schedule 13D” and, as amended and supplemented by this Amendment No. 1, this “Statement”) with respect to the Common Shares, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following third paragraph: “On August 27, 2015, the Option expired. As a result, on August 27, 2015, LPG ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.”

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting subparagraphs (a) and (b) of the previous response in their entirety and replacing them with the following:

a.	Assuming that there are a total of 58,057,493 Common Shares outstanding as of August 27, 2015, which is based on information provided by the Issuer in the June 29 Form S-3, (i) Euroholdings directly beneficially owns 6,000,000 Common Shares, which represent 10.3% of the outstanding Common Shares, (ii) BWG indirectly beneficially owns such 6,000,000 Common Shares, which represent 10.3% of the outstanding Common Shares and (iii) the Foundation also indirectly beneficially owns such 6,000,000 Common Shares, which represent 10.3% of the outstanding Common Shares. Following the expiration of the Option, LPG beneficially owns zero Common Shares.
b.	Assuming that there are a total of 58,057,493 Common Shares outstanding as of August 27, 2015, which is based on information provided by the Issuer in the June 29 Form S-3, (i) Euroholdings has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 6,000,000 Common Shares, (ii) BWG also has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of such 6,000,000 Common Shares and (iv) the Foundation also has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of such 6,000,000 Common Shares. Following the expiration of the Option, LPG has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of zero Common Shares.

Cusip No. Y2106R110	13D	Page 7 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2015

BW EUROHOLDINGS LIMITED

By: /s/ Nicholas Fell

Name: Nicholas Fell
Title: Authorized Signatory

BW LPG LIMITED

By: /s/ Stephen Harper

Name: Stephen Harper
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Nicholas Fell

Name: Nicholas Fell
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/Andreas Sohmen-Pao

Name: Andreas Sohmen-Pao
Title: Authorized Signatory

Cusip No. Y2106R110	13D	Page 8 of 11

SCHEDULE 1-A

Directors and Executive Officers of BW Euroholdings Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Andrea Maria Christodoulides Panos Lampropoulos	c/o BW Gas Cyprus Ltd Ariadne House, 4th floor, Office 41 333, 28th October street, 3106, Limassol Cyprus c/o195 Arch. Makarios III Ave, Neocleous House, 3030 Limassol, Cyprus	Company Director Company Director	British Cyprus

Executive Officers
None

Cusip No. Y2106R110	13D	Page 9 of 11

SCHEDULE 1-B

Directors and Executive Officers of BW LPG Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
John B. Harrison	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Vice-Chairman and Company Director	British
Dato’ Jude P Benny	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Andreas Beroutsos	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Greek
Anne Grethe Dalane	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian
Anders Onarheim	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian

Executive Officers
Andrew Charles Hoare	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Commercial Officer	British
Martin Ackermann	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer	Danish
Elaine Ong Yi Ling	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Singaporean
Pontus Kristofer Berg	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Owner's Representative	Swedish

Cusip No. Y2106R110	13D	Page 10 of 11

SCHEDULE 1-C

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
Amaury de Seze	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	French
Peter Denis Sutherland John B. Harrison Sir John Rose Tan Hwee Hua @ Lim Hwee Hua

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

		Company Director Company Director Company Director Company Director	Irish British British Singaporean
Executive Officers
Carsten Mortensen Nicholas John Oxleigh Fell Yngvil Signe Eriksson Asheim Lars Pedersen Sebastien Brochet Billy Chiu

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

c/o Mapletree Business City #18-01

10 Pasir Panjang Road Singapore 117438

Chief Executive Officer

Senior Vice President, Corporate Services & General Counsel

Managing Director, BW Shipping

Managing Director, BW Fleet Management

Vice President, Strategy, Corporate Development & HR

Senior Vice President, Quality, Audit & Compliance

Danish British Norwegian Danish French Singaporean
Nicholas Murray Gleeson	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Australian

Cusip No. Y2106R110	13D	Page 11 of 11

SCHEDULE 1-D

President and Members of the Sohmen Family Foundation

Name	Business Address	Principal Occupation or Employment	Citizenship
President
Helmut Sohmen	23rd Floor, No.9 Des Voeux Road West, Hong Kong SAR, China	Company Director	Austrian

Members
Hansjoerg Kaltenbrunner	Schoenbrunngasse 64, Graz, Austria	Company Director	Austrian
Dr. Karl Josef Hier	Heiligkreuz 6, Postfach 484, FL-9490 Vaduz, Liechtenstein	Law Partner, Marxer & Partner	Austrian
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian